SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION
One Wachovia Center
Charlotte, North Carolina 28288-0013

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
   Statements of Net Assets Available for Benefits, December 31, 2004 and 2003
   Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2004
   Notes to Financial Statements

Supplemental Schedule:
   Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2004

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

WACHOVIA SAVINGS PLAN

Financial Statements
and Schedule

As of December 31, 2004 and 2003, and for the
year ended December 31, 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Wachovia Corporation

     We have audited the accompanying statements of net assets available for benefits of the Wachovia Savings Plan (the Plan), as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Charlotte, North Carolina
June 9, 2005

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2004	2003

ASSETS
Investments
Marketable investments, at fair value
Mutual Funds	$2,895,451,922	2,110,262,893
Stable Fund	962,637,682	818,240,276
Enhanced Stock Market Fund	869,394,476	723,677,303
Wachovia Stock Non-ESOP	70,354,624	18,516,457
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,663,266,012	1,288,423,324
Unallocated	107,659,839	104,894,698
Cash and cash equivalents
Allocated	75,402,623	68,952,773
Unallocated	950,060	791,777
Marketable investments, at contract value
Prudential Guaranteed Interest Account	-	144,303,603

Total marketable investments	6,645,117,238	5,278,063,104
Participants’ loans receivable	209,715,758	191,998,778

Total investments	6,854,832,996	5,470,061,882

Employer contribution receivable	26,185,159	5,312,772

Total assets	$6,881,018,155	5,475,374,654

LIABILITIES
Loan payable - Employee Stock Ownership Plan - unallocated	42,294,393	44,826,926

Net assets available for benefits	$6,838,723,762	5,430,547,728

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004

		Employee
		Stock
		Ownership
	Participant	Plan-
	Directed	Unallocated	Total

ADDITIONS TO PLAN ASSETS
Investment income
Interest on loans	$8,335,580	-	8,335,580
Net appreciation in fair value of investments	643,195,011	6,292,775	649,487,786

Total investment income, net	651,530,591	6,292,775	657,823,366
Employer contributions	225,112,896	3,047,849	228,160,745
Employee contributions	352,204,985	-	352,204,985
Net assets contributed through mergers	658,228,559	-	658,228,559
Transfers from other funds	201,806,017	-	201,806,017

Total additions to plan assets	2,088,883,048	9,340,624	2,098,223,672

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	484,356,954	-	484,356,954
Transfers to other funds	201,806,017	-	201,806,017
Interest expense	-	3,884,667	3,884,667

Total deductions from plan assets	686,162,971	3,884,667	690,047,638

Increase in net assets available for benefits	1,402,720,077	5,455,957	1,408,176,034
Net assets available for benefits
Beginning of year	5,369,688,179	60,859,549	5,430,547,728

End of year	$6,772,408,256	66,315,506	6,838,723,762

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

NOTE 1: DESCRIPTION OF PLAN

     The following brief description of the Wachovia Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL
     Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. The Companies’ and employees’ contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Wachovia Corporation common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan.
ELIGIBILITY, CONTRIBUTIONS AND BENEFITS
     Under the Plan, an employee is eligible to make contributions beginning on the first month in which the employee has completed one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 30 percent of the employee’s gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Human Resources and Corporate Relations Director, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s base compensation. Beginning in 1999, the first one percent of the employer’s contribution was made in Wachovia Corporation common stock. Participants are fully vested in their entire account balances at all times.
     Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Benefits Committee (the “Committee”). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.
     Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.
     Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum or, in certain circumstances, the participant’s account may be applied to the purchase of an annuity. Distribution of a retired participant’s account balance must begin at age 70 1/2.
     Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PARTICIPANT DIRECTED

     In accordance with the Plan provisions, Plan earnings are allocated to participants’ accounts on a daily basis. The investment options available to participants at December 31, 2004 and 2003, are presented below.
Stable Fund
     This fund invests in a diversified portfolio of high quality securities, primarily consisting of Guaranteed Investment Contracts (“GICs”), collateralized synthetic GIC contracts and cash equivalents. Target duration is 1.5 years to 3.0 years. Its investment objective is preservation of principal with stable market value.
Evergreen U.S. Government Fund
     This fund invests primarily in U.S. Treasury securities and other securities issued by the U.S. Government, its agencies or instrumentalities. Its investment objective is a high level of current income with stability of principal.
Evergreen Growth Fund
     This fund invests primarily in common stocks of small to medium-sized companies that the fund’s management believes are demonstrating strong and consistent earnings growth not fully recognized in their stock price. Its investment objective is long-term capital growth.
Enhanced Stock Market Fund
     This fund uses a diversified equity strategy that invests in both value and growth oriented companies. The fund’s portfolio sector and industry weights reflect those in the S&P 500 Index. Its investment objective is to achieve a total rate of return which closely tracks the return of the S&P 500 Index over time.
American Europacific Growth Fund
     This fund invests in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The fund invests primarily in common and preferred stocks, convertible securities, American Depositary Receipts, European Depositary Receipts, bonds and cash. Its investment objective is long-term capital growth.
Dodge and Cox Balanced Fund
     This fund invests in equities that the fund’s management believes to be temporarily undervalued by the stock market but that have a favorable outlook for long-term growth. The fund also invests in a diversified portfolio of investment grade fixed-income securities, such as U.S. Government obligations, mortgage and asset-backed securities, and corporate bonds. Its investment objective is regular income and conservation of principal.
Dodge and Cox Stock Fund
     This fund invests primarily in a broadly diversified portfolio of common stocks. The fund consists of stocks that the fund’s management believes are temporarily undervalued but have a favorable outlook for long-term growth. Its investment objective is long-term growth of principal and income.
Montag and Caldwell Growth Fund
     This fund invests in equity securities that the fund’s management believes are undervalued based on the issuer’s estimated earning power and ability to produce strong earnings growth over the next twelve to eighteen months. Its investment objective is long-term capital appreciation.
Evergreen Core Bond Fund
     This fund invests at least 80 percent of its assets in U.S. dollar-denominated investment grade debt securities. The fund seeks to maximize total return through a combination of current income and capital growth.
Evergreen Special Value Fund
     This fund invests primarily in common stocks of small U.S. companies. Management looks for significantly undervalued companies they believe have the potential for above-average appreciation potential with below average risk. The fund seeks to produce growth of capital.
Hartford Midcap Fund
     This fund invests primarily in stocks selected on the basis of potential for capital appreciation. Under normal circumstances, the fund invests at least 80 percent of its assets in common stock of mid-capitalization companies. The fund seeks long-term growth of capital.
Wachovia Stock Non-ESOP
     Only participants employed by a business entity not taxable as a corporation, such as the employees of Wachovia Securities LLC, may invest in this fund. This fund’s objective is long-term capital appreciation. The fund seeks to achieve its objective through investments in Wachovia Corporation common stock.
Wachovia Corporation Common Stock Fund
     This fund invests primarily in Wachovia Corporation common stock and varying levels of short-term cash equivalent investments. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Its primary investment objective is long-term capital appreciation.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

SouthTrust U.S. Treasury Money Market

     This fund invests solely in short-term, direct obligations of the U.S. Treasury, which is considered the most conservative type of money market fund. This fund is not federally insured or guaranteed and does not pay a fixed rate of return.
Federated U.S. Government Bond Fund
     This fund seeks to provide as high of a level of income as possible with the safety of U.S. Government bonds and agency securities with a longer-term maturity of approximately 15 years to 25 years.
SouthTrust Bond Fund
     This fund invests in bonds of the U.S. Government, agency, corporate and asset-backed investment grade bonds with an average maturity between 5 years and 15 years. These investments in government bonds are not federally guaranteed.
SouthTrust Income Fund
     This fund is composed of short-term investment grade, corporate, U.S. Government and agency bonds with an average maturity of five years or less. These investments in agency bonds are not federally guaranteed.
Dreyfus Emerging Leaders Fund
     This fund seeks capital growth. To achieve this goal, the fund invests in companies it believes to be emerging leaders such as small companies offering new or innovative products, services or processes having the potential to enhance earnings growth.
Federated Kaufmann Fund
     This fund’s investment objective is capital appreciation. To achieve this objective, the fund invests primarily in the stocks of small and medium-sized companies that are traded on the national security exchanges, the NASDAQ Stock Market and the over-the-counter (OTC) market. Up to 25 percent of this fund’s assets may be invested in foreign securities.
SouthTrust Value Fund
     This fund invests in stocks of large, well established companies which are selling at below average valuations that are believed to create an attractive investment opportunity.
SouthTrust Growth Fund
     This fund invests mainly in the stocks of large, well established companies with above average financial strength and predictable, stable growth in earnings.
Templeton Growth Fund
     This fund’s investment goal is long-term capital growth. This fund invests mainly in the equity securities of companies located anywhere in the world, including emerging markets.
DISCONTINUED INVESTMENT OPTIONS
     As of December 31, 2004, funds no longer available as an investment option were the Alliance Growth and Income Fund, Alliance Premier Growth Fund, Alliance Technology Fund, American Balanced Fund, American Century Equity Growth Fund, American Century International Growth Fund, American Century Small Cap Value Fund, Ariel Appreciation Fund, Credit Suisse Capital Appreciation Fund, Credit Suisse Global Technology Fund, Credit Suisse Small Cap Company Growth Fund, Fidelity Advisor Mid Cap Fund, Janus Balanced Fund, Janus Growth and Income Fund, Janus Mercury Fund, Janus Worldwide Fund, MFS New Discovery Fund, Oakmark Select Fund, PIMCO Total Return Fund, Prudential 20/20 Focus Fund, Prudential Equity Fund, Prudential Value Fund, Prudential Financial Services Fund, Prudential Guaranteed Interest Account, Prudential Global Growth Fund, Prudential Health Sciences Fund, Prudential High Yield Fund, Prudential International Value Fund, Prudential Jennison Equity Opportunity Fund, Prudential Jennison Growth Fund, Prudential Small Company Fund, Prudential Stock Index Fund, Prudential Total Return Bond Fund, Prudential Utility Fund, Prudential U.S. Emerging Growth Fund, Strong Government Securities Fund, Target Small Cap Value Fund and the Washington Mutual Investors Fund.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

MERGERS WITH FINANCIAL INSTITUTIONS

     On December 31, 2004, the SouthTrust 401(k) and SouthTrust ESOP Plans merged into the Plan. The SouthTrust 401(k) and SouthTrust ESOP had assets of $604 million and $52 million, respectively. Additionally, in 2004, assets of the savings plan of AMI Capital Inc. 401(k) Plan were merged into the Plan. AMI Capital Inc. had 401(k) plan assets of $2 million.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

     The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
     Investments in cash management accounts and participants’ loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations.
     In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans”, the Stable Fund’s and the Prudential Guaranteed Interest Account’s holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the contract value of investment contracts, including any accrued interest approximates the fair value.
     Interest and dividends earned on marketable investments are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value.
BASIS OF PRESENTATION
     The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.
     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.
     The Plan allows for investments in mutual funds, which have investments in debt and equity securities of companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

     Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. The following table presents the Plan’s investments.

     In conjunction with the PSI 401(k) termination, the Wachovia Benefits Committee elected to redeem the Prudential Guaranteed Interest Account (“GIC”) in accordance with its policy terms. Accordingly, the GIC is carried at its fair value which approximates its contract value at December 31, 2003. During 2004, the GIC was settled for its contract value. The following table presents the fair values of investments at December 31, 2004 and 2003. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	December 31,

	2004	2003

INVESTMENTS
Mutual funds
Evergreen U.S. Government Fund	$185,820,237	208,135,637
Evergreen Growth Fund	187,169,324	151,606,880
Evergreen Core Bond Fund	33,061,635	5,033,536
Evergreen Special Value Fund	243,227,554	112,853,692
American Europacific Growth Fund	295,001,565	155,483,367
Dodge and Cox Balanced Fund	562,453,000	436,029,626
Dodge and Cox Stock Fund	615,671,933	341,185,928
Montag and Caldwell Growth Fund	130,485,368	67,541,186
Hartford Midcap Fund	304,330,984	197,083,354
SouthTrust U.S. Treasury Money Market	87,317,744	-
Federated U.S. Government Bond Fund	6,541,956	-
SouthTrust Bond Fund	18,062,349	-
SouthTrust Income Fund	5,229,800	-
Dreyfus Emerging Leaders Fund	12,865,436	-
Federated Kaufmann Fund	11,443,902	-
SouthTrust Value Fund	171,522,674	-
SouthTrust Growth Fund	9,496,356	-
Templeton Growth Fund	15,750,105	-
Prudential Small Company Value Fund	-	32,898,766
Prudential Equity Fund	-	38,210,830
Prudential High Yield Fund	-	16,834,048
Prudential Global Growth Fund	-	17,288,942
Prudential Utility Fund	-	17,884,456
Prudential Value Fund	-	11,445,637
Prudential Jennison Growth Fund	-	56,058,428
Prudential Stock Index Fund I	-	28,622,259
Prudential International Value Fund	-	12,493,504
Prudential 20/20 Focus Fund	-	14,671,650

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,

	2004	2003

Prudential US Emerging Growth Fund	-	8,370,374
Prudential Financial Services Fund	-	2,957,405
Prudential Health Sciences Fund	-	7,443,971
Prudential Jennison Equity Opportunity Fund	-	12,458,513
Prudential Total Return Bond Fund	-	11,647,311
Alliance Premier Growth Fund	-	2,935,485
Alliance Technology Fund	-	6,705,060
Alliance Growth & Income Fund	-	9,336,920
American Balanced Fund	-	10,506,519
American Century Equity Growth Fund	-	2,570,308
American Century International Growth Fund	-	5,416,450
American Century Small Cap Value Fund	-	9,254,465
Ariel Appreciation Fund	-	3,295,574
Janus Balanced Fund	-	2,803,384
Janus Growth and Income Fund	-	4,442,254
Janus Mercury Fund	-	3,476,467
Janus Worldwide Fund	-	4,318,777
Fidelity Advisor Mid Cap Fund	-	9,514,217
MFS New Discovery Fund	-	4,298,777
Oakmark Select Fund	-	24,959,335
PIMCO Total Return Fund	-	5,563,473
Strong Government Securities Fund	-	2,168,364
Target Small Cap Fund	-	5,351,766
Washington Mutual Investors Fund	-	21,433,106
Credit Suisse Capital Appreciation Fund	-	2,246,581
Credit Suisse Global Technology Fund	-	2,169,009
Credit Suisse Small Cap Company Growth Fund	-	3,257,302

Total mutual funds	2,895,451,922	2,110,262,893
Stable Fund	962,637,682	818,240,276
Enhanced Stock Market Fund	869,394,476	723,677,303
Wachovia Stock Non-ESOP	70,354,624	18,516,457
Employee Stock Ownership Plan
Wachovia Corporation common stock	1,770,925,851	1,393,318,022
Cash and cash equivalents	76,352,683	69,744,550
Prudential Guaranteed Interest Account	-	144,303,603

Total marketable investments	6,645,117,238	5,278,063,104
Participants’ loans receivable	209,715,758	191,998,778

Total investments	$6,854,832,996	5,470,061,882

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     The net appreciation in value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended
December 31,

2004

Stable Fund	$14,599,433
Evergreen U.S. Government Fund	6,374,712
Evergreen Growth Fund	22,343,194
Enhanced Stock Market Fund	93,484,012
American Europacific Growth Fund	45,202,194
Dodge and Cox Balanced Fund	64,329,989
Dodge and Cox Stock Fund	93,003,726
Montag and Caldwell Growth Fund	5,232,817
Evergreen Core Bond Fund	1,082,238
Evergreen Special Value Fund	38,024,518
Hartford Midcap Fund	41,446,144
Wachovia Stock Non-ESOP Fund	8,882,660
Wachovia Corporation Common Stock Fund - allocated	209,189,374
Wachovia Corporation Common Stock Fund - unallocated	6,292,775

Net appreciation	$649,487,786

NOTE 4: INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Companies by a letter dated August 23, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

NOTE 5: RELATED PARTY TRANSACTIONS

     The Evergreen U.S. Government Fund, the Evergreen Small-Cap Fund, the Evergreen Growth Fund, the Evergreen Core Bond Fund, the SouthTrust U.S. Treasury Money Market Fund, the SouthTrust Bond Fund, the SouthTrust Value Fund, the SouthTrust Income Fund and the SouthTrust Growth Fund are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund and the Wachovia Stock Non-ESOP Fund are also managed by Wachovia Bank, National Association, and are principally comprised of shares of Wachovia Corporation common stock.

     Wachovia Bank, National Association, a party-in-interest, serves as the trustee for the Plan. In 2004, the Companies paid administrative expenses on behalf of the Plan of $2,784,367.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6: LOANS PAYABLE

     Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

     The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is presented below:

2005	$2,764,211
2006	3,017,082
2007	3,293,087
2008	3,594,342
2009	3,923,153
Thereafter	$25,702,518

     As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on unallocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

     The borrowing is collateralized by 2,046,765 unallocated shares of Wachovia Corporation common stock at December 31, 2004, and is guaranteed by the Companies. In 2004, 204,677 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock (Allocated), and (b) stock not yet allocated to employees (Unallocated).
     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.
     The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. At December 31, 2004 and 2003, the loan payable was recorded at $42,294,393 and $44,826,926, respectively, and had an estimated fair value of $52,152,227 and $56,718,209, respectively.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2004

	Par Value
	or Number	Fair
Identity of Issue	of Units	Value

MUTUAL FUNDS
Evergreen U.S. Government Fund *	14,462,520	$185,820,237
Evergreen Growth Fund *	10,261,476	187,169,324
Evergreen Core Bond Fund *	2,430,377	33,061,635
Evergreen Special Value Fund *	8,818,983	243,227,554
American Europacific Growth Fund	8,281,908	295,001,565
Dodge and Cox Balanced Fund	7,088,255	562,453,000
Dodge and Cox Stock Fund	4,727,937	615,671,933
Montag and Caldwell Growth Fund	5,743,194	130,485,368
Hartford Midcap Fund	10,637,224	304,330,984
SouthTrust U.S. Treasury Money Market*	87,317,744	87,317,744
Federated U.S. Government Bond Fund	562,991	6,541,956
SouthTrust Bond Fund*	1,776,042	18,062,349
SouthTrust Income Fund*	552,249	5,229,800
Dreyfus Emerging Leaders Fund	290,876	12,865,436
Federated Kaufmann Fund	2,135,056	11,443,902
SouthTrust Value Fund*	9,926,081	171,522,674
SouthTrust Growth Fund*	1,251,167	9,496,356
Templeton Growth Fund	688,078	15,750,105

Total mutual funds		2,895,451,922

Wachovia Stock Non-ESOP *	3,395,985	70,354,624

COLLECTIVE INVESTMENT FUNDS
Enhanced Stock Market Fund *	10,934,514	869,394,476

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund	34,898,459	34,898,459

MUTUAL FUNDS
SEI Stable Asset Fund	92,977,629	92,977,629

COMMERCIAL PAPER
Thornburg Mtg Capital DCP, 2.40%, due 1/07/05	8,000,000	7,984,856

CORPORATE BONDS
NPF XII Incorporated, 9.33%, due 6/1/04	10,000,000	1,669,390

INVESTMENT CONTRACTS
Allstate Life Insurance Company, Contract #GA6298, 7.37%, due 9/1/05	10,000,000	10,240,532
John Hancock Mutual Life Insurance Company, Contract #15079GAC, 7.25%, due 11/10/05	5,000,000	5,050,107
John Hancock Mutual Life Insurance Company, Contract #15026GAC, 7.3%, due 9/1/05	10,000,000	10,238,300
Metropolitan Life Insurance Company, Contract #0025204, 7.34%, due 1/1/2099	26,993,954	26,993,954
Metropolitan Life Insurance Company, Contract #GAC28563, 6.02%, due 3/16/07	5,000,000	5,876,945
Monumental Life Insurance Company, Contract #SV04249Q, 5.59%, due 5/15/07	10,000,000	11,531,141
Pacific Life Insurance Company, Contract #G2618802, 6.27%, due 6/30/06	10,000,000	12,363,859
Principal Life Insurance Company, Contract #4-40344-3, 7.25%, due 11/10/05	5,000,000	5,050,096
Principal Life Insurance Company, Contract #4-40344-4, 6%, due 3/16/07	5,000,000	5,873,881
Principal Life Insurance Company, Contract #4-40344-2, 7.91%, due 2/10/05	10,000,000	10,701,628
Travelers Insurance Company, Contract #GR17617, 8.00%, due 8/25/05	10,000,000	10,275,732
Travelers Insurance Company, Contract #GR18225, 5.75%, due 9/15/06	10,000,000	11,685,639
Travelers Insurance Company, Contract #GR17599, 7.84%, due 5/5/05	10,000,000	10,510,992

Total investment contracts		136,392,806

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year

		December 31, 2004

	Par Value
	or Number	Fair
Identity of Issue	of Units	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
CDC-Ixis, Contract #1843-01, 4.12%, open-ended maturity	98,894,340
Collective investment fund
Dwight Core Intermediate Fund	101,456,902	101,456,902

Total Collective Investment fund	101,456,902	101,456,902
Wrap Agreement		(2,562,562)

Total CDC contract		98,894,340

AIG Financial Products, Contract #443423, 3.60%, open-ended maturity	107,148,864
Bank of America, Contract #02-135, 3.60%, open-ended maturity	107,123,717
State Street Bank & Trust Company, Contract #102-078, 3.60%, open-ended maturity	107,143,894
UBS Warburg, Contract #3103, 3.60%, open-ended maturity	107,134,743
Rabobank, Contract WAC010401, 3.41%, open-ended maturity	107,156,042
Collective investment funds
Dwight Core Target 2 Fund and Dwight Target 5 Fund	534,780,455	534,780,455

Total Collective Investment funds	534,780,455	534,780,455
Global Wrap Agreement		926,805

Total AIG, Bank of America, State Street, UBS Warburg and Rabobank contracts		535,707,260

Royal Bank of Canada #NYDWI10WACH0104, 3.32%, open-ended maturity	51,519,958
Collective investment fund
Evergreen Ultra Short Bond Fund	50,970,035	50,970,035

Total Collective Investment fund	50,970,035	50,970,035
Wrap Agreement		549,923

Total Royal Bank of Canada contract		51,519,958

Total synthetic guaranteed investment contracts		686,121,558

Accrued receivable on assets of the stable fund		2,592,984

Total stable fund		962,637,682

EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	31,621,027	1,663,266,012
Unallocated (a)	2,046,765	107,659,839
Valiant General Fund - Cash Management Account
Allocated	75,402,623	75,402,623
Unallocated (b)	950,060	950,060

Total Employee Stock Ownership Plan		1,847,278,534

Participants’ loans receivable, various maturities, rates from 4.00% to 11.50% *		209,715,758

Total investments		$6,854,832,996

* Party-in-Interest.

(a) Cost of plan assets for this nonparticipant-directed investment is $30,193,396.
(b) Cost of plan assets for this nonparticipant-directed investment is $950,060.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY Benjamin J. Jolley Senior Vice President Wachovia Benefits Committee, Plan Administrator

June 9, 2005

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered	Filed herewith
Public Accounting Firm